Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Argex Beverages Inc.
2 Brandermill Dr
Henderson, NV 89052
www.argexbeverages.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Argex Beverages Inc.
Address: 2 Brandermill Dr, Henderson, NV 89052
State of Incorporation: DE
Date Incorporated: April 09, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $150.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Early Bird Bonuses:

First 1 day - Friends & Family 15% Bonus Shares

Next 2 days - Friends & Family 10% Bonus Shares

Next 4 days - Early Bird 8% Bonus Shares

Next 14 days - Early Bird 5% Bonus Shares

Other Investor Perks:

$1,000

3 Tres Logo T-Shirt, 1 Bottle 750ml Reposado

$5,000

3 Tres Logo T-Shirt and Hat + 1 Blanco 750ml and 1 Reposado 750ml Bottle

$10,000

5% Bonus Shares + 1 Bottle Devant Rose + 3 Stack Bottle Set, 2-3 Tres T-Shirt and 2-3 Tres Hat

$25,000

7% Bonus Shares + 750ml of Blanco, Reposado, Anejo + 3 Stack Bottle Set + 2-3 Tres T-Shirt and 2-3 Tres Hat

$75,000

10% Bonus Shares + 1 Bottle Each Devant Brut and Rose + 750ml of Blanco, Reposado, Anejo + 3 Stack Bottle Set + 2-3 Tres T-Shirt and 2 -3 Tres Hat

$100,000+

15% Bonus Shares + Trip to Mexico with fellow $100K investors and 3 Tres Owners to meet with our Master Distiller and Tour/Tasting/Dinner with our Team

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Argex Beverages Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 per share, you will receive 10 bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Argex Beverages Inc. is a young, innovative company focused on unique packaging, high quality taste, craft spirits and wine.

We currently sell champagne in 19 market and growing. We are just launching into the tequila market Sept 1, 2021 in Nevada, Hawaii, California, and Arizona.

Our champange is also uniquely designed to look different than the traditional champagne label. Our champagne also comes from a renowned family producer with years of 90+ ratings. Our bottle is extremely unique being able to try Blanco, Reposado, and Anejo in 1 package. Our tequila is handcrafted with a recipe that has been passed down through four generations of family. We are making a craft spirit, so the right amount of oaking and agave selection is key. To make it in this world, you must look different, you must be edgy, but most importantly you must bottle the best possible product.

Our team has pioneered and led many prominent brands in today's market. Our vision is to create brands that represent the rebel, the artist, and the people who dare to be different. We are partnered with the LeVecke Family who has distribution in all 50 states and a sales team at our disposal across the country. Our expansion is to go into each market where the LeVecke Family already partners. Our goal is to expand to the larger markets and establish a firm foundation then move into the smaller markets. We are already partnered with some of the largest distributors in the business in Youngsmarket/RNDC and Southern Wine. We have long standing relationships with some of the largest independent and grocery chains in the US. The future is bright and just the beginning to our long term plan.

Argex Beverages was originally formed on September 18, 2018 as Argex Beverages LLC in Nevada. In 2021, the Company formed a new Delaware corporation, Argex Beverages Inc., to operate all business matters. Argex Beverages Inc. has the same ownership structure as Argex Beverages LLC. Argex Beverages Inc. is a holding company that owns Argex Beverages LLC.

Competitors and Industry

The global tequila market size was valued at just over $5 billion in 2020 and is forecasted to reach $6.67 billion by 2026. From the period of 2020 to 2026, the global tequila market is expected to grow by over 32%. The champagne market size was valued at $5.8 billion in 2018, and is estimated to reach $7.4 billion by 2026, registering a CAGR of 3.2% from 2019 to 2026. (Sources: Statista, Allied Market

Research).

While the Tequila market is competative because many large suppliers like Bacardi, Brown Forman, and Diageo have successful brands like Patron, Don Julio and Herradura, we feel our unique packaging and craft element makes us different. These large companies who are in our price point are mass produced and lose the craft feel 3 Tres delivers.

Current Stage and Roadmap

Our focus is to continue to develop and create new and exciting brands after 3 Tres Tequila and Devant Champagne. Continue to grow our distribution, build relationships with key customers, and continue to develop brands that offer quality, creativity, and feed the rebel inside everyone. We believe that we are on a path to be in 50 states within 3 years and grow globally within 5 years. Our supplier partner, the LeVecke Family, believes that we have what it takes to expand very quickly across the US and into other countries and still maintain quality standards we hold so deeply. In addition, we have some of the largest distributor partners in the country which includes: Empire Merchants Distributing in New York, RNDC in Florida, Georgia, Illinois, Lousiana, Ohio, West Virginia and Michigan, Youngsmarket/RNDC in the West, and Southern Wine in Nevada.

The Team

Officers and Directors

Name: Mark Becker

Mark Becker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, and Director
  Dates of Service: September 13, 2018 - Present
  Responsibilities: In his role as CEO and President, Mark is responsible for the day-to-day operations of the Company. He works with the team to ensure the operations, financials, and brand are successful. He provides years of experience to manage every aspect of the Company. In his role as, Mark is currently not receiving a salary.

Other business experience in the past three years:

- **Employer:** 808 Beverages LLC
  Title: Placeholder
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Placeholder

Name: Harrison Keli'i Heen

Harrison Keli'i Heen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** National Sales Manager, Secretary, and Director
  Dates of Service: April 01, 2019 - Present
  Responsibilities: In his position, Keli'i's primary role entails working as the National Sales Manager for the Company. He is in charge of all aspects related to sales and distribution for the Company. He is currently not compensated for his role with the Company.

Other business experience in the past three years:

- **Employer:** Youngs Market Company
  Title: Vice President/General Sales Manager
  Dates of Service: March 01, 2014 - April 30, 2019
  Responsibilities: Manage all aspects of sales, budgeting, partnerships and supplier relations.

Name: Renee Esebag

Renee Esebag's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Marketing, CFO, and Director
  Dates of Service: September 18, 2018 - Present
  Responsibilities: As VP of Marketing and CFO, Renee is responsible for the marketing and social media management of the Company. She oversees the brand awareness for the Company along with the financial aspects of the Company. She is not compensated for her role as the VP of marketing.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth

plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Argex Beverages is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in

the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Argex Beverages or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Argex Beverages could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Cost factors
Occasionally cost can have unforeseen increases due to weather shifts, governmental regulation, increase in tariffs, dry goods supply shortages.

Change in applicable legislation
On occasion government rules and regulations shift dues to new administrations or changes in legislation. These changes can sometimes affect the companies cost to serve or cost of goods. These changes are not common but can occur from time to time.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
808 Beverage, LLC (managed by Mark Becker who is the sole member)	4,512,000	Common Stock	50.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 9,024,000 outstanding.

Voting Rights

One vote per share. Please see voting rights particular to this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,512,000
  Use of proceeds: Company Operations (day-to-day operations of the Company)
  Date: April 14, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,716,000
  Use of proceeds: Company Operations
  Date: April 14, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 902,400
  Use of proceeds: Company Operations
  Date: April 14, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 540,000
  Use of proceeds: Company Operations (Inventory and marketing)
  Date: April 15, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

The Company had received its first shipment of champagne in December of 2019. There was no revenue in 2019 due to receiving the product at the end of the year, and purchase orders moved to fiscal year 2020. Because of COVID-19 starting in March 2020, it was very difficult to sell a luxury champagne brand, but we were still able to bring in $396,429.24 in revenue from champagne sales. Tequila was completely shelved in 2020 due to COVID-19, so no sales were generated, but we were able to bottle our first shipment in July 2021.

Cost of Goods Sold

Cost of goods sold in 2020 decreased from $193,192.59 to $143,012.65, which was slightly higher than we budgeted but still within reason given the lack of tequila as part of the total portfolio until July 2021. As we move into 2022, we don't expect to see much shift in our COGS. We plan to have lower dry goods costs with scale, but the cost of shipping has increased and looks to hold for the foreseeable future.

Gross Margins

We expect a blended gross profit of 40% to 45% once we are scaled but fell short at 36% or $253,416 in 2020. As sales increase in 2021 and 2022, we expect that we will be hitting our minimum goals of 40% due to increased efficiencies in shipping and supply chain management.

Expenses

We did not have any expenses in 2019. We expected expenses to outpace sales in 2020 because of COVID and the lack of sales that came along with it. We landed at $268,129.37 for fiscal year 2020 due to costs such as salaries, shipping, and and minimal marketing costs. As we moved into 2021, we eliminated all salaries to our team but plan to resume once sales increase to a level to support them. We will keep the expense structure very lean through 2022 to ensure adequate cash reserves before investing in marketing or additional sales team.

Historical results and cash flows:

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future.

The two areas that affected cash flow were inventory and labor. With the lack of sales during the pandemic, we were not able to generate income to keep pace with the burn rate as well as we wanted. A few months in, we realized that the business would not able to sell at projected rates until well into 2021. We completely cut labor expenses but were still sitting on dry goods and live inventory in exccess of our sales rate.

We were using money that was acquired through a loan, but moving forward, sales will generate the monies needed to support labor and inventory investments.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Right now, we are working on cash generated by sales but do not have any cash reserves.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. We need a big influx of marketing and promotion to show our innovative packaging. This would be a big spend for us moving forward.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign. The StartEngine campaign is necessary to help us market the brand and promote to the proper channels.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate for at least 12 months with the minimum raise amount. Our only ongoing expense is inventory purchasing at this point. There is no labor cost at this point so the burn rate is very slow.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate for at least 36 months with the maximum raise amount. Our only ongoing expense is inventory purchasing at this point. There is no labor cost at this point so the burn rate is very slow.

If we do hit the maximum number, we will be able to bring on a marketing and sales staff.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As we grow, we will add additional lines of credit, investors if needed and possible buy-in from LeVecke Co. as an owner, not just stratigic partner.

Indebtedness

- **Creditor:** Hillgreen Capital LLC
  Amount Owed: $500,545.14
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Hillgreen Capital LLC
  Names of 20% owners: Patrick Bertranou
  Relationship to Company: Partnership
  Nature / amount of interest in the transaction: Hillgreen Capital LLC provided a loan to Argex Beverages Inc. in the principal amount of $500,545.14.
  Material Terms: No interest or maturity date.

Valuation

Pre-Money Valuation: $9,024,000.00

Valuation Details:

Argex Beverages Inc. determined its pre-money valuation based on an analysis of multiple factors.

First, based on our experience in scaling beverage brands, the Company is comfortable that $9M is the correct valuation as we move into the next phase of our operations. The sales that we have seen in this pandemic-affected market have proven that with a fully open market and the launch of our tequila in September, we should be ahead of our projected sales goals.

Second, we also took into consideration the explosion in value for tequila as a category, with brands such as Casa Amigos and Teremana Tequila bringing new consumers into an already growing category. Our supply chain is well established with access to agave that is usually only available to the large tequila houses. These relationships will not only set us apart from the other younger brands but give us the ability to scale knowing that our costs are controlled in a growing market.

Third, from the perspective of the champagne business, there have been a lot of changes in the industry with the largest company in the business (LVMH) buying controlling interest in Armand De Brignac aka "Ace of Spades". This signifies a major shift in the champagne world by LVMH validating the growing importance of well marketed non-brick and mortar brands. We believe that our experience in operating in this space is second to none with Mark's history launching the growth and managing sales for Armand De Brignac.

In our opinion, Devant Champagne is positioned to be the next big growth brand in the champagne category with a fresh look at packaging innovation and critically acclaimed wine from one of the great producers in the region. We appeal to both the seasoned wine professional and the consumer that is looking to celebrate with champagne for the first time. Devant is already proving to be a resounding hit in the States. We are in with multiple new states coming online before the end of the year.

With all of these factors in play, we believe that we are set up to outperform our goals and bring value to our suppliers, distributors, partners, customers and investors. This combination of factors is how we determined our pre-money valuation internally.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we currently only have one class of stock, and we do not have any oustanding options, warrants or other securities with a right to acquire shares. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  30.0%
  Will keep 2-3 containers of back up inventory as we continue to grow. We carry inventory in New Jersey and California as shipping points.

- *Marketing*
  25.0%
  We are speaking to several celebrities about being ambassadors. We would like to do a strong social media push. We would like to sponsor some key events in key cities.

- *Company Employment*
  30.0%
  Expand our sales team, marketing team and logistics. More feet on the streets/people talking about our brands is key to growth.

- *Samples, POS, data collection*
  11.5%
  Sampling program in stores is a key investment to have people taste our product. Point of Sale items- hat, tshirts, display items. Data collection and trends- need to stay on top of this.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  20.0%
  Will keep 2-3 containers of back up inventory as we continue to grow. We carry inventory in New Jersey and California as shipping points

- *Marketing*
  25.0%
  We are speaking to several celebrities about being ambassadors. We would like to do a strong social media push. We would like to sponsor some key events in key cities

- *Company Employment*
  40.0%
  Expand our sales team, marketing team and logistics. More feet on the streets/people talking about our brands is key to growth.

- *Samples, POS, data collection*
  11.5%
  Sampling program in stores is a key investment to have people taste our product. Point of Sale items- hat, tshirts, display items. Data collection and trends- need to stay on top of this.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.argexbeverages.com (www.argexbeverages.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/argex

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Argex Beverages Inc.

[See attached]

Argex Beverages

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020 AND 2019

(Unaudited)

INDEX TO FINANCIAL SYATEIVIENTS

ACCOUNTANT'S REVIEW REPORT

FINANCIAL STATEMENTS:

Aaron J. Rubenstein, EAST MELROSE AVE. LOSANGELES,CA90069

TEL: (323)658-5271
FAX: (323)395-5900
aaron@lataxservice.com

L. A. TAX SERVICE, LLP
L. A. TAX SERVICE, LLP
L.A.TAXSERVICE, LLP

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors Argex Beverages LLC

We have reviewed the accompanying financial statement of Argex Beverages (the Company) which comprise the balance sheet as of Dec 31, 2020 and Dec 31, 2019 and the related statements of operations, statement of shareholders and cash flows for the years ending 2019 and 2020. These statements and the notes to the financial statements are accurate. A review includes primarily applying analytical procedures to management financial data and making inquiries of company management.
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles, generally accepted in the USA; this includes the design implementation and maintenance of internal control relevant to preparation and fair presentation of financial that free from material misstatement, whether due to fraud or error.

Accountant Responsibility:
Our responsibility is to conduct the review in accordance with Statements of Standards for Accounting and Review Services presented by Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted by the United States of America. We believe that the results of our procedures provide reasonable basis for our conclusion.

Accountants Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Feel free to contact me with any questions,

Aaron Rubenstein, EA

4:20 PM
05/04/21
Cash Basis

ARGEX Beverages, LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	1,576.65
Total Current Assets	1,576.65
TOTAL ASSETS	**1,576.65**
LIABILITIES & EQUITY	
Liabilities	500,545.14
Equity	-498,968.49
TOTAL LIABILITIES & EQUITY	**1,576.65**

4:19 PM
05/04/21
Cash Basis

ARGEX Beverages, LLC
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	65,517.43
Total Current Assets	65,517.43
TOTAL ASSETS	**65,517.43**
LIABILITIES & EQUITY	
Liabilities	523,033.00
Equity	-457,515.57
TOTAL LIABILITIES & EQUITY	**65,517.43**

1:07 PM
08/17/21
Cash Basis

ARGEX BEVERAGES, LLC
Statement of Operation
January 2018 through December 2020

	Jan - Dec 18	Jan - Dec 19	Jan - Dec 20	TOTAL
Ordinary Income/Expense				
Income	0.00	0.00	396,429.24	396,429.24
Cost of Goods Sold	0.00	193,192.59	143,012.65	336,205.24
Gross Profit	0.00	-193,192.59	253,416.59	60,224.00
Expense	7,677.47	0.00	268,129.37	275,806.84
Net Ordinary Income	-7,677.47	-193,192.59	-14,712.78	-215,582.84
Net Income	**-7,677.47**	**-193,192.59**	**-14,712.78**	**-215,582.84**

4:21 PM
05/04/21

ARGEX Beverages, LLC
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-283,558.10
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	-60,680.00
Accounts Payable	-21,600.00
Net cash provided by Operating Activities	-365,838.10
FINANCING ACTIVITIES	
Due to/from American Spirits	24,833.00
Loans:Hillgreen Capital, LLC	400,000.00
EB Beverages, LLC	-24,000.00
Net cash provided by Financing Activities	400,833.00
Net cash increase for period	34,994.90
Cash at beginning of period	30,522.53
Cash at end of period	**65,517.43**

4:22 PM
05/04/21

ARGEX Beverages, LLC
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-49,501.12
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	28,531.73
Accounts Payable	8,182.86
Net cash provided by Operating Activities	-12,786.53
FINANCING ACTIVITIES	
Due to/from American Spirits	-23,033.00
Loans:RWB	-1,381.11
EB Beverages, LLC	-26,740.14
Net cash provided by Financing Activities	-51,154.25
Net cash increase for period	-63,940.78
Cash at beginning of period	65,517.43
Cash at end of period	**1,576.65**

NOTES TO FINANCIAL STATEMENTS

FOR YEAR END

DECEMBER 31, 2020 AND DECEMBER 31, 2019

Independent Account
Review To the
Board of Directors
Argex Beverages LLC

1. Nature of Operations

Argex Beverages was founded in 2018, the team having over 40 years' experience combined in the alcohol and spirits business. With expertise in managing sales forces, acquiring national distribution, branding, and creating new innovative products.

The team of experts through a long-standing relationships and expertise has been successful in developing an infrastructure to a solid brand management for other top brands and itself.

Basis of Presentation

The accounting and reporting polices of the company conform to according principles generally accepted in the United States of America ("USGAAP"). The Company has adopted the calendar year it basis of reporting

Use of Estimates

The preparation of financial statements in conformity with the United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Cash and Cash Equivalents

Cash and cash equivalents deal with cash in banks. The company and its financial institutions believes are credit worthy. The company's cash equivalents in bank deposit account, at times, may exceed federal insured limits. As of Dec 31st, 2020 and Dec 31st 2019, the company's cash and cash equivalents did not exceed FDIC insured Limits

Accounts Receivable and Allowance for Doubtful Accounts

Account's receivables are recorded at net realizable value or the amount that the Company expects to collect gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written off when it is probable that contractual payments due will not be collected in accordance with the terms of the agreement. As of Dec 31st 2020 and 2019 the company determined that no reserves was necessary.

Inventories are valued at the lower of cost and net realizable value, A cost-based inventory is taken monthly for all finished goods, packaging and mw materials used in production activities using FIFO methodology.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes, The estimated service lives for property and equipment are as follows:

Category	5 Years
Useful Life	5 Years

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows, The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Argex Beverages, LLC is a partnership for income tax purposes.

Concentration of Credit Risk

The company maintains its cash with a major financial institution located in the United States pf America which it beli4ves to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The company recognizes revenues in accordance with FASB ASC 606, Revenue from contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the company as part of the sale of its products. Costs of goods sold include the cost of products sold, distribution services, federal excise tax, freight and delivery, ingredients packaging and supplies, cost of retail product.

Advertising and Promotion

Advertising and promotion cost are expended as incurred. Advertising and promotional expense for the years ended December 31,2020 and December 31, 2019 amounted to g5is md $9997, which is included in sales and marketing expense,

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalent, restricted cash and cash equivalents, accounts receivable, account payable and accrued expenses approximate fair value due to the short-term name of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. The levels, in order of the highest to lowest priority, are described below:

Inventory
Our Firm does not directly track the inventory of Argex Beverages and please see companies notes regarding this accounting. See below

Details of Certain Assets and Liabilities. Please see tax returns, form 1065 page 5 Schedule L for details, property and equipment

Our firm does not directly track all property and equipment held by Argex Beverages, please see company's notes regarding property and equipment held.

1. INVENTORY

Argex - 3 Tres Inventory

Date	Ref No.	Name	Description/Memo	QTY	Cost per unit	Amount
6/11/2018	VJL1181106SY	Van Goin Group	Glass Bottles 375 ml- 3 Tres Tequila			$ 21,600.00
7/11/2019		Saverglass	Glass Bottles 750 ml- 3 Tres Tequila (6,006 Qty)			$ 9,021.29
9/13/2019		Santa Paula Distributor	Bottles 375 ml- 3 Tres Tequila - Tequila Box			$ 10,000.00
6/23/2020	HSK200623	Ningbo Mosen Import	Labels- Tequila Labels Anejo 375ml	4000	0.115	$ 460.00
6/23/2020	HSK200623	Ningbo Mosen Import	Labels- Tequila Labels Anejo 750ml	500	0.115	$ 57.50
6/23/2020	HSK200623	Ningbo Mosen Import	Labels- Tequila Labels Blanco 375ml	10000	0.115	$ 1,150.00
6/23/2020	HSK200623	Ningbo Mosen Import	Labels- Tequila Labels Blanco 750ml	6000	0.115	$ 690.00
6/23/2020	HSK200623	Ningbo Mosen Import	Labels- Tequila Labels Reposado 375ml	10000	0.115	$ 1,150.00
6/23/2020	HSK200623	Ningbo Mosen Import	Labels- Tequila Labels Reposado 750ml	3000	0.115	$ 345.00
4/26/2021		Casa Don Roberto	3 Tres Anejo Tequila 750 ml SKU00850008387050	1440	13	$ 18,720.00
4/26/2021		Casa Don Roberto	3 Tres Repasado Tequila 750 ml SKU 00850008387043	4080	7	$ 28,560.00
4/29/2021		Casa Don Roberto	Labels- Tequila Labels			$ 367.00
7/10/2021		Casa Don Roberto	Tequila For Bottling	9600		$ 47,880.00
7/10/2021		Casa Don Roberto	3 Tres Reposado Lay Down	6120		$ 21,420.00
						$ 161,420.79

ARGEX – Devant

Date	Ref No.	Name	Description/Memo	QTY	Cost per unit	Amount
6/30/2021		Argex	Devant Glow Label Brut	145		
30-Jun		Argex	Devant Glow Label Brut 1.5	12		
6/30/2021		Argex	Devant Glow Label Rose	145		
6/30/2021		Argex	Devant Reg Brut Inventory	356		
6/30/2021		Argex	Devant Reg Rose Inventory	293		
6/30/2021		Argex	Devant Glow Label Brut	825	2.95	2433.75
6/30/2021		Argex	Devant Glow Label Brut 1.5	748	3.99	2984.52
6/30/2021		Argex	Devant Glow Label Rose	12	2.95	35.4
						5453.67

Total Inventory $166.874.46

Current Stock Holders

Name	Number of Shares	Ownership Percentage of Outstanding Stock
Renee Esebag, Trustee of the Buenavista Trust	1,353,600	15%
808 Beverage, LLC, a Nevada limited liability company	4,512,000	50%
Tri-L Hawaii LLC, a Hawaii limited liability company	902,400	10%
Patrick Bertranou	541,440	6%
Patrick Bertranou, Trustee of the PBCV Trust	1,714,560	19%

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations would result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations. At this time, there is no Litigation against Argex Beverages

Subsequent Events

The Company has evaluated Subsequent events for the period from December 31, 2020 through April 15, 2021the date The financial statements were available to be issued.

On April 1,2021, the Company amended its LLC and moved to an INC.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

Feel free to contact me with any questions,

Aaron Rubenstein,EA

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Argex Beverages

A Beverage Company that Dares to be Different.


ARGEX
Beverages
REBEL SPIRIT, INNOVATION,
CRAFT SPIRITS AND WINE.
DEVANT ROSE

Website | Henderson, NV | FOOD & BEVERAGE

$0.00 raised

0 Investors	**$9.02M** Valuation
$1.00 Price per Share	**$150.00** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Argex Beverages is a ground floor, young innovative Beverage Company. We are a young innovative beverage company that believes in high quality craft spirits with unique and exciting packaging with brands including Devant champagne and 3 Tres Tequila. We understand that high-quality products and bold presentation go hand in hand.

Reasons to Invest

- Strong relationships with Southern Wine, Breakthru Beverage, Empire Merchants and RNDC. Devant Champagne is distributed by RNDC in Hawaii, California, Arizona, Texas, Florida, Georgia, Washington DC, Illinois and Colorado. Southern Wine in Nevada and Empire Merchants in New York. 3 Tres Tequila is distributed by RNDC Hawaii, California and Arizona and Breakthru Beverage in Nevada.
- The growth of our brands and need for innovation in the beverage space is built for quick scaling and acquisition. We are looking at a 5 year exit strategy.
- Buyers often like virtual companies, as they can quickly scale the brand by offering Synergistic enhancements. This means lower costs, shipping, expanded distribution and sales staff. Current evaluation is around $9 million.

OVERVIEW

We are the Rebel Spirit

We are the dreamer, the influencer, and the rebel. We believe in tradition, but we want to write our own. We do this by working with high quality, craft spirits with unique and exciting packaging.

By partnering up with truly exceptional ultra-premium tequila and a 90+ rated Champagne - we established our own distribution company. At Argex, we bring the same innovative instincts into marketing by controlling all aspects of design, to taste, to print, to concept.



CHAMPAGNE
DEVANT ROS
REPOSADO
BLANCO
AÑEJO
DEVANT BRUT

We made a dream a reality, respected tradition and, we believe, innovated craft spirits with a unique look.

Renee Esebag, Mark Becker and Keli'i Heen are an unstoppable team who love to work and love the Beverage business. Between the three of them - they always find a solution to whatever they are striving for in this business. Having been Marketing Managers, Vice Presidents, General Managers and covered almost the entire US for large beverage companies - they are ready to have their own.

THE PROBLEM

Alcohol Packaging Has Become Mundane

When you look at the Champagne category - tradition and conformity run deep. We believe the packages all look the same. Devant is an amazing tasting wine, complex and edgy - and it deserved the packaging to match.



POPPING BOTTLES IS FUN.
BUT TODAY'S BOTTLES ARE BORING.

And when you look at Tequila, it has been proven that quality and eye catching packaging sells.

That's why our package is non-traditional. We strive to stand out, to be edgy, to be different.

THE MARKET

Tequila and Champagne are on the Rise

Americans consumed more than 19.8 million cases of tequila that year. Nationwide retail sales of tequila exceeded 10 billion U.S. dollars, while wholesalers and suppliers raked in around 4 billion and 3 billion U.S. dollars respectively. Tequila consumption in the United States in 2019, by state (in 1,000 9-liter cases).

NATIONWIDE TEQUILA SALES, 2019


$10 Billion
$4 Billion
$3 Billion
Retail sales
Wholesale sales
Supplier sales

The USA is where we start, the World is where we are going. They say when the economy is up, the beverage business is up, when the economy is down the beverage business is up, when the economy is flat, the beverage business is up. However, the Tequila business is booming.


Tequila is the fastest growing spirit category in North America
The margarita is the #1 cocktail in the US
1,000 9L Cases
US TEQUILA SALES
20
15
10
5
0
'07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17

Source | Source

From the period of 2020 to 2026 the global tequila market is expected to grow by over 32 percent. The market was valued at just over 5 billion U.S. dollars in 2020 and is forecast to reach 6.67 billion dollars by 2026.

Tequila Market Size is set to surpass **$14.7 Billion** by 2028

WHAT WE DO

We Bring You Unique, Edgy Alcohol

We uniquely package and distribute 3 Tres Tequila, and Devante Champagne. Here's what makes these products so intriguing:


BE DIFFERENT. BE UNIQUE.

This is tradition and authenticity, rich in flavors blessed with 10 months in Oak. When you think of smooth, we are like silk, we pride ourselves by offering the cleanest palate possible.

14 months blessed by Oak, mouth full of flavors, we are what every tequila house in Mexico strives to taste like. You will be hard pressed to find a better tasting, smoother tequila at this price, we are not afraid.

Rich in flavor, smooth with Vanilla notes with not bite. We are crisp and clean. We offer up excellent mixability but also perfectly flavored neat.


3 TRES
TEQUILA
AÑEJO
3 TRES
TEQUILA
BLANCO
3 TRES
TEQUILA
REPOSADO



The Champagne:

It is near impossible to find a better-quality Champagne for the price.

Stable fruit, consistent palate, food friendly and 4 generations of family wine makers.

The Look:

Ever look at a Champagne set and everything looks the same? Us too. The tattoo style Rose represents the bright side of life. It represents that moment you break out of the time times and life gives you a Rose.




DEVANT ROSE
BRUT

Beverage business is a 3 tier system:

- Manufacturer/Supplier
- Distributor
- Account (Restaurant, Hotel, Grocery etc)

We are a company proud to have fostered these connections across the US, Asia and Europe.

So far, the feedback on 3 Tres packaging has been overwhelming, and Devant has taken off in just a few short months - even with Covid-19 being a factor.


CHAMPAGNE
DEVANT BRUT

Our distributor partner LeVecke Co is one of the largest in the World - with a portfolio spanning across many notable brands including...

- **Costco Vodka**
- **Hardy's Cognac** - one of the most notable Cognac portfolios on the market
- **Pau Maui Vodka** - one of the hottest Vodkas on the market

THE VISION / WHY INVEST

We are Here to Shake up the Beverage Industry

Our vision is to continue to be edgy, different - and partner with celebrity talent that fits this mold. Our goal is to disrupt the Beverage market with this vision, and deliver amazing products.

We are well on our way to expanding 3 Tres into Whisky, Gin and many other alcohol products. As we expand our product line, we will continue striving to be a notable brand around the globe.

Join us today, as the market is ready to be shaken up.


WE ARE
THE DREAMER,
THE ARTIST,
THE REBEL,
WE DARE
TO BE DIFFERENT.
CHAMPAGNE
DEVANT ROSE

Meet Our Team



Mark Becker

CEO, President, and Director

Mark has an extensive history of achieving exceptional results, employing transformational growth strategies, and driving products in highly competitive environments for several multi-million dollar brands as well as startups across the nation. His expertise in business development and ability to leverage key business relationships earned him over 20 years of successfully developing the vision of any company he manages, including launching several of his own prominent brands. Currently, Mark is focused on Argex Beverages and creating brands for the World to enjoy!

Notable Achievements:
Key Member of the team that built Armand De Brignac "Ace of Spades" Champagne and Belaire Sparkling. Youngest Vice President in Young's Market History at 28 years old, accountable for the market penetration of 5,000 labels. Lead strategical direction for Beam Global Brand portfolio expanding across 11 states - Jim Beam, Absolut, Sauza Tequila Geyser Peaks Wines. Western Region of Sovereign Brands responsible for transforming products like Armand de Brignac "Ace of Space" and Belaire Rose Sparkling into the well-known brand names today covering 14 States.



Keli'i Heen

National Sales Manager, Secretary, and Director

20+ years of leadership experience with the ability to set up new businesses, conduct sales, develop alliances, manage client relationships, and team leadership across multiple domains. Kelii's unique combination of sales experience, deep understanding of technology, and full product ownership have proven successful in launching startups and achieving consistent growth with numerous prominent companies. His ability to forge valuable partnerships and smoothly handle complex negotiations ensures strategic benefits and organizational profitability are achieved.

Professional Highlights
Former Vice President and GSM of Young's Market and RNDC, Hawai'i. Senior Sales Executive responsible for managing 150 employees accounting for $120+ million in annual sales. Wine and Spirits Educator – WSET Sake Level 3 award, Cicerone CBS, Spirits Specialist and 1st Level Court of Master Sommeliers.



Renee Esebag

Vice President of Marketing, CFO, and Director

Known for her ability to create meaningful branding and licensing strategies for her clients Renee started her career as a model. After taking her penchant for business off the proverbial runway she was able to parlay her savvy into forming a presence globally for Elite Fashion Academy Schools. She then found great success, heading up sales at Street Saint clothing and ushering in over 2mm in profit the first year in business. She most recently extended her dynamic offerings and approach into the Beverage & Spirits industry. In partnership with 20-year industry veterans Mark Becker & Kelli Heen, she was at the helm of creating celebrated beverages such as Hemp H20, sustainable water brand Terra water, Devant Champagne and the much-anticipated line of tequila. 3 Tres! From her position as COO & Co-Founder of EB Beverages to her dedication to her son as a single mom and animal activist this entrepreneur is always a step-ahead of the industry's ever-evolving landscape, continuing to innovate and evolve everything she touches!

Offering Summary

Company	Argex Beverages Inc.
Corporate Address	2 Brandermill Dr, Henderson, NV 89052
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$150.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$9,024,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Early Bird Bonuses:

First 1 day - Friends & Family 15% Bonus Shares

Next 2 days - Friends & Family 10% Bonus Shares

Next 4 days - Early Bird 8% Bonus Shares

Next 14 days - Early Bird 5% Bonus Shares

Other Investor Perks:

$1,000

3 Tres Logo T-Shirt, 1 Bottle 750ml Reposado

$5,000

3 Tres Logo T-Shirt and Hat + 1 Blanco 750ml and 1 Reposado 750ml Bottle

$10,000

5% Bonus Shares + 1 Bottle Devant Rose + 3 Stack Bottle Set, 2-3 Tres T-Shirt and 2-3 Tres Hat

$25,000

7% Bonus Shares + 750ml of Blanco, Reposado, Anejo + 3 Stack Bottle Set + 2-3 Tres T-Shirt and 2-3 Tres Hat

$75,000

10% Bonus Shares + 1 Bottle Each Devant Brut and Rose + 750ml of Blanco, Reposado, Anejo + 3 Stack Bottle Set + 2-3 Tres T-Shirt and 2 -3 Tres Hat

$100,000+

15% Bonus Shares + Trip to Mexico with fellow $100K investors and 3 Tres Owners to meet with our Master Distiller and Tour/Tasting/Dinner with our Team

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Argex Beverages Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 per share, you will receive 10 bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Aloha, welcome to beautiful Honolulu, Hawaii. My name is Mark Becker. I'm the founder of Argex Beverages. We're very excited to show you 3 Tres Tequila and Devant Champagne. Our roots, our goals, and our passion have always been craft minded spirits, which led us to Champagne, France and Tequila, Mexico. We are very excited to get this going and show you what we got!

Today, I have my dear friend Gilles Epié Michelin star chef and wine expert. The champagne comes from France in a region called Épernay, an hour and a half away, east of Paris. That's the only region you can find the real champagne in the world like the Devant Champagne. Yes, we are the real deal. We have Devant Rosé and Brut.

This is my best friend and business partner, Keli'i Heen.

Mark and I have been co-workers and best friends for over 18 years. We started this company out of our passion for the wine and spirits business. We are really excited to show you our first two products that we are bringing to market, Devant Champagne and 3 Tres Tequila.

The philosophy is simple. We believe in craft spirits and wine, innovative packaging, and the rebel spirit. We've spent a lot of time over the last 18 years working for other people and making them a lot of money. We saw a lot of gaps in the business, and we are looking forward to showing you what we can do with this and be innovators and show you some of the future and where packaging and where we believe good craft spirits and good packaging will take us.

When Mark came to me when I was at my somewhat cushy corporate job and said "Hey, why don't you quit that job and let's go work together and start these companies" I have a family, two children. It wasn't the safest move in the world, but after two years of doing this together, what we've created is a company that I think is going to change the industry. The packaging innovation that we have in the marketplace is going to be so different and so innovative that people can't help but notice what we are doing.

The biggest gap that we noticed in the marketplace was innovations in packaging. Packaging was boring, people weren't putting good product to shelf, everything looks the same! So, what we did is have a glowing label for Devant Champagne with a rose on it, tattoo art, and we also have our 3 Tres Tequilas which is a stacking bottle that anybody has ever brought to market. What this does is give somebody the opportunity to be able to taste Blanco, Repo, and Anejo Tequila all in one package that they can buy from any retailer. So I think what we are doing out there is really interesting!

I hope you enjoyed Devant Champagne and 3 Tres Tequila. Cheers!

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